Exhibit 99.1

Sibanye Gold Limited
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
MARKET RELEASE	ISIN — ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye”, “the Company” and/or “the Group”)

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

Two year wage agreement secured at Stillwater Operations

Westonaria, 19 June 2017: Sibanye (Tickers JSE: SGL and NYSE: SBGL) is pleased to report that it has secured a two year wage agreement with the United Steel Workers of America, International Union, the representative union at its Stillwater Operations in Montana, USA. Negotiations with the United Steel Workers of America, International Union at East Boulder, will take place at year end.

In terms of the agreement there will be a 2% General wage increase for all job categories effective from 2 June 2017 to 1 January 2018, with a further 1% increase effective from 1 January 2018 to 1 June 2018. A 2% annual increase will be in effect for the second year of the agreement, from 2 June 2018 to 1 June 2019.

Neal Froneman, CEO of Sibanye commenting on the agreement said: “We are very pleased to have secured this wage agreement soon after having acquired the Stillwater Operations. We note and are encouraged by the sensible and mature manner in which stakeholders have engaged, to agree on a mutually favourable outcome for the Company and employees. We look forward to similar engagement with all of our stakeholders at the Stillwater Operations and are optimistic about the important role these operations will play in the future of the Sibanye Group.”

ENDS

Contact:

James Wellsted

SVP Investor Relations

Sibanye Gold Limited

+27 (0) 83 453 4014

james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Forward-looking Statements

This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “forecast”, “expect”, “plans”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Savannah Maziya* Robert Chan* Timothy Cumming* Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan* Cain Farrel (Corporate Secretary) (*Non-Executive)

www.sibanyegold.co.za

from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

Prospectus; No Offer or Solicitation

Sibanye has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (“SEC”) in respect of the Rights Offer. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Sibanye will file and has filed with the SEC for more complete information about Sibanye and the Rights Offer. You may get these documents, when available, for free by visiting EDGAR on the SEC web site at www.sec.gov or by visiting Sibanye’s website at www.sibanyegold.co.za. Alternatively, Sibanye, any underwriter or any dealer participating in the Rights Offer will arrange to send you the registration statement, prospectus and prospectus supplement, when available, if you request it by calling toll-free (800) 322-2885 or by e-mailing rightsoffer@mackenziepartners.com. This announcement is for information purposes only and does not constitute (i) an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction; or (ii) investment advice in any jurisdiction relating to the securities discussed herein.